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                         (ELITE INFORMATION GROUP LOGO)

                                 April 11, 2003

Dear Stockholder:

       We are pleased to report that on April 2, 2003, Elite Information Group, Inc. ("Elite") entered into an Agreement and Plan of Merger with The Thomson Corporation ("Thomson") and one of its subsidiaries, Gulf Acquisition Corp. ("Gulf Acquisition"), which provides for the acquisition of Elite. Under the terms of the agreement, Gulf Acquisition will commence a tender offer for all outstanding shares of Elite common stock at $14.00 per share. Assuming successful completion of the tender offer, and upon approval by Elite's stockholders as required by law, Gulf Acquisition will be merged with Elite and all shares of Elite common stock not purchased in the tender offer will be converted into the right to receive $14.00 per share in cash. As a result of the merger, Elite will become an indirect wholly-owned subsidiary of Thomson.

       Your Board of Directors has unanimously approved the offer and determined that the terms of the offer and the merger are fair to and in the best interest of Elite's stockholders. Accordingly, the Board of Directors unanimously recommends that all Elite stockholders accept the offer and tender their shares.

       In arriving at its recommendation, the Board of Directors gave careful consideration to a number of factors. These factors included the opinion of Broadview International LLC, financial advisor to Elite, that the consideration of $14.00 per share to be received by the holders of Elite common stock pursuant to the offer and the merger is fair to Elite's stockholders from a financial point of view.

       Accompanying this letter is a copy of the Company's Solicitation/Recommendation Statement on Schedule 14D-9. Also enclosed is Gulf Acquisition's Offer to Purchase and related materials, including a Letter of Transmittal for use in tendering shares. We urge you to read the enclosed materials carefully. The management and directors of Elite thank you for the support you have given Elite.

       On behalf of the Board of Directors,

                                         Sincerely,

                                         /s/ Christopher K. Poole

                                         Christopher K. Poole
                                         Chairman of the Board and
                                         Chief Executive Officer